04 APR 15 AM 7:21

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
April 9, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024343

Re: Kao Corporation – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since March 1, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By *Tadaaki Sugiyama*
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dlw 4/20

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
March 1, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated March 15, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated March 25, 2004 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: March 12, 2004

(A brief description in English is set forth in Annex B)

04 APR 15 AM 7:21

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1)Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since March 1, 2004 include the following information:

i March 12, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of February 29, 2004, Kao had issued 599,443,701 shares of common stock, and held 54,326,798 of them.

Exhibit A-1

Kao Corporation

Notice of Kao's Sponsored American Depositary Receipt (ADR) Program

March 15, 2004

Kao Corporation (the "Company") hereby makes the following announcement: Kao's sponsored American Depositary Receipts (ADR*) become available today. Distributed in the U.S. market, these ADRs are to encourage foreign investment in Kao shares through the U.S. over-the-counter market.

ADR Program Summary

1) Type of ADR Program:	Level-1 Sponsored**
2) Market of Issue:	U.S. Over-the-Counter (OTC) Market
3) Start of Sale:	March 15, 2004 (U.S. Eastern Standard Time)
4) ADR Ratio (shares per ADR):	1 ADR= 10 common shares
5) U.S. CUSIP Number:	485537302
6) Ticker Symbol:	KCRPY
7) Depositary Bank:	JP Morgan Chase Bank

*ADR
ADR is the abbreviation for American Depositary Receipt. An ADR is a U.S. dollar denominated negotiable instrument issued in the U.S. by a Depositary bank representing ownership of non-U.S. securities.

** Sponsored
The conclusion of a sponsorship agreement clarifies the rights and responsibilities of the issuing party, the depositary bank and investors. It also guides the issuing party in disclosing information and in promoting the exercise of the voting rights by investors, defined here as owners of the ADRs.

For further information:
Investor Relations
Kao Corporation
Phone: +81-3-3660-7101
Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

March 25, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 97th Annual General Meeting of Shareholders held on June 27, 2003.

1) Type of shares to be purchased:	Common shares
2) Total number of shares to be purchased:	Up to 10,000,000 shares
3) Total cost of purchases:	Up to 25,000,000,000 yen
4) Period during which purchases will be made:	From April 1, 2004 to June 23, 2004

Reference:

1) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

2) Total number of purchased shares and total cost of purchases after June 27, 2003, the date of the 97th Annual General Meeting of Shareholders:

10,000,000 shares
22,729,140,000 yen

For further information:
Investor Relations
Kao Corporation
Phone: +81-3-3660-7101
Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp